UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42290

HOMESTOLIFE LTD

(Registrant’s Name)

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 18, 2025, Sim Mong Keang “Kenny” resigned as a member of the Board of Directors (the “Board”) of HomesToLife Ltd (the “Company”), effective immediately. On February 19, 2025, Lai Kuan Loong “Victor” resigned as a member of the Board of the Company, effective immediately. Their resignations were due to other commitments. There were no disagreements between either of them and the Board or the Company. Before the resignations, both Mr. Sim and Mr. Lai were independent directors. Mr. Lai served as a member of the Nomination Committee and the Compensation Committee, and chair of the Audit Committee of the Board at the time of his resignation. Mr. Sim served as a member of the Audit Committee and the Nomination Committee, and chair of the Compensation Committee of the Board at the time of his resignation.

On February 19, 2025, the remaining members of the Board appointed Jun Wang and Sophia Dai as members of the Company’s Board. Mr. Wang was also appointed as a member of the Nomination Committee and the Compensation Committee, as well as the chair of the Audit Committee, while Ms. Dai was appointed as a member of the Audit Committee and the Nomination Committee, as well as the chair of the Compensation Committee.

Mr. Wang has more than 15 years’ experience in the investments and venture finance industry. Mr. Wang has been serving as Managing Director/Venture Partner of Youshan Capital, an emerging Chinese private equity manager with over CNY 13 billion Assets Under Management (“AUM”), focusing on growth stage and control opportunities in China, since April 2024. From October 2018 to March 2024, Mr. Wang served as Managing Director of Cornell Capital, a NY-based mid-market buyout fund with over US$6 billion AUM, focusing on cross-border control opportunities. Mr. Wang received his Master of Arts in Economics from the University of British Columbia in November 2008, his Bachelor of Arts – Honors with specialization in Economics with Distinction from the University of Western Ontario in July 2007, after transferring from Peking University in 2004.

Ms. Dai has 20 years of experience in international capital markets, with expertise spanning IPOs, fundraising, investment, M&A, financial management, and business development across regions. Since January 2025, Ms. Dai has been a founder and director of Montavian Pte. Ltd., a business consulting firm specializing in offering tailored consulting services to clients. Since October 2024, Ms. Dai has also been the Managing Director of Shanghai Ridgehall Enterprise Development Co., Ltd., a consulting firm specializing in identifying high-growth Asian companies and supporting their international expansion. Prior to this, Ms. Dai was the Chief Financial Officer and Co-President of AgiiPlus Group, an integrated platform providing work solutions and enterprise services, from May 2021 to October 2024. She played a key role in preparing the company for an Initial Public Offering on the Nasdaq stock exchange. Ms. Dai has held several senior leadership roles, including serving as Head of Strategic Investments and Senior Vice President at City Developments Limited (CDL, SGX: C09), a member of the Hong Leong Group and a publicly listed company on the Singapore Exchange, from April 2019 to April 2021. Earlier in her career, Sophia held senior roles at AM Alpha, an investment house specializing in global real estate investment. Ms. Dai received her Bachelor’s Degree in International Finance in 2003 from Fudan University, Shanghai, and her Master of Science (Estate Management) in 2005 from the National University of Singapore. She has also been a CFA charter holder since 2010.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HomesToLife Ltd

Date: February 24, 2025	By:	/s/ Phua Mei Ming
	Name:	Phua Mei Ming
	Title:	Chief Executive Officer

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